111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Michael K. Renetzky

Direct Telephone: 312-443-1823

Direct Fax: 312-896-6523

mrenetzky@lockelord.com

March 29, 2021

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company

Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further explanation in connection with the submission of the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	Change of Auditor

The Company has disclosed in the Registration Statement that Grant Thornton LLP (“Grant Thornton”) has been retained as auditor of the Company beginning with the audit for fiscal year ended December 31, 2020, replacing BKD, LLP (“BKD”). This replacement was made in order to standardize audit firms across the affiliated companies of 777 Partners. BKD had been engaged to perform audits of the fiscal year 2018 financial statements, which had previously been audited by PriceWaterhouseCoopers LLP (“PWC”) when the Company was owned by Springleaf Finance Corporation, a subsidiary of One Main Partners, and the fiscal year 2019 financial statements. Clarifying the Company’s earlier explanation, BKD was engaged as an interim step ahead of a shift to Grant Thornton, as the partner leading the engagement at BKD was formerly on the Merit engagement at PWC and therefore allowed for a more efficient and timely completion of the audit for fiscal years ended December 31, 2018 and 2019.

Securities and Exchange Commission

March 29, 2021

As discussed with Mr. Oh on March 29, 2021, the Company will be subsequently updating the Registration Statement to include the audit for fiscal year ended December 31, 2020, which will be audited by Grant Thornton. At such point, both BKD and Grant Thornton will include their consents as required under S-K Item 601(b)(23). The Company further represents that this change in auditor was not made as a result of any disagreement or conflict with BKD, but instead is solely being made in the interest of having the Company engage the same auditor as is used by the other 777 Partner’s affiliated companies.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.

As filed with the Securities and Exchange Commission on November 18, 2020.

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company:	☒

		Emerging growth company:	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)

The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

ISSUED BY MERIT LIFE INSURANCE CO.

This prospectus provides information about the Fixed Contingent Deferred Annuity Contract issued by Merit Life Insurance Co. that you should know before purchasing the contract, including a description of all of the material rights and obligations under the contract and including any material state variations identified in the state filing and approval process.

It is important that you read the contract. Your contract is the formal contractual agreement between you and Merit Life Insurance Co. This prospectus describes the material rights and obligations under the contract and is meant to help you decide if the contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference.

The contract is designed to effectively provide a lifetime income floor for an annuitant. The contracts are made available only to clients of certain Financial Firms with which we have entered into agreements. The contract provides for a fixed stream of payments to an annuitant for life if the value of the related account at the client’s Financial Firm is reduced to zero during the lifetime of the annuitant due to making certain withdrawals. The amount of the periodic payments will be dependent upon the value of the covered account at the time the first withdrawal from the account is made following the contract’s vesting period. The assets in the covered account will continue to be owned by the accountholder and be managed by the client’s investment adviser, and will not be managed by Merit Life Insurance Co.

The contract is a complex insurance vehicle. Prospective purchasers should not construe the contents of this prospectus as legal, tax, or financial advice. You should speak with a financial professional about the contract’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. The registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.

INTE Securities LLC will act as our principal underwriter and use its best efforts to assist us in the distribution of the Contracts in this offering, but INTE Securities, LLC is not obligated to purchase any Contracts that are being offered in this offering.

An investment in this Contract is subject to risks, including the possible loss of principal. See “Risk Factors” beginning on page 5. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency.

If Merit’s agreement with your Financial Firm terminates, your Contract will automatically terminate unless it is moved to another Financial Firm with whom we have an agreement in place. Either we or your Financial Firm may, in our or their sole discretion, terminate the contract regardless of what you do.

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are necessary. Unless the context otherwise requires, as used in this prospectus:

•	“The Company,” “Merit,” “we,” “us,” “our,” and similar terms mean Merit Life Insurance Co.

•	“You” and “your” refer to owners of the Contracts.

•	“Account” means your account at your Financial Firm in relation to which we will provide coverage under the Contract.

•	“Annuitant” means the person upon whose continued life we will make payments should a Covered Event occur and to whom payments are made.

•	“Benefit Amount” means the amount we will pay each Income Year to the Annuitant after the Covered Event has occurred.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Contract” means the agreement governing the Fixed Contingent Deferred Annuity product embodied in the individual annuity contract or certificate pursuant to a group annuity contract issued by Merit Life Insurance Co. and containing the terms and conditions of such product.

•	“Covered Event” means the date the value of your account becomes zero for reasons other than an Excess Withdrawal.

•

“Cure Period” means the 30-day period allowed to cure a breach from the target portfolio investment guidelines applicable to the Contract. This period begins to run from the date that we send notice to you and/or your Financial Firm of such breach

•	“Eligible Contribution” means a contribution made into your Account after the Issue Date for which the Vesting Period for that contribution has passed.

•

“Excess Withdrawal” means either (i) any withdrawal during the Vesting Period; or (ii) any amount withdrawn on or after the Exercise Date that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce your subsequent Income Amount proportionately in the manner we specify in the Contract as described herein.

•	“Exercise Date” means the date of your first withdrawal after the Vesting Period. This first withdrawal must occur by the Annuitant’s age 95.

•	“Fee” means the amount that you owe us for coverage under your Contract.
•	“Financial Firm” means a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.

•

“Income Amount” means a value we calculate as of the Exercise Date. We determine the Income Amount initially by applying the guarantee income percentage of 5% to the Income Base. Subsequently, we increase the Income Amount due to Eligible Contributions to your Account or decrease the Income Amount due to Excess Withdrawals. If the Covered Event occurs, the Benefit Amount equals the then current Income Amount.

•	“Income Base” means the value we use to determine your Income Amount, and is initially calculated on the Exercise Date. The Income Base is the greater of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals from the Issue Date until the Exercise Date; or

(b)

the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals from the Issue Date until the Exercise Date.

After the Exercise Date the Income Base may be adjusted by Eligible Contributions and the proportional impact of any Excess Withdrawals.

•	“Income Year” means a one year period measured from the Exercise Date or any anniversary of the Exercise Date.

•	“Issue Date” means the date we issue the Contract and initiate its protection.

substantially more than the actual dollar amount of the withdrawal), which in turn will reduce the amount of, or even eliminate, any future Benefit Amounts that the Annuitant would otherwise receive. If you make an Excess Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal. Before you take any withdrawals, you should discuss the impact of any Excess Withdrawals with your Financial Firm.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

The longer you wait to set the Exercise Date and start making withdrawals from your Account, the less likely Benefit Amounts will be paid. This is because waiting to start making withdrawals makes it more likely that the Annuitant will die before the Account is depleted.

The Annuitant may die before your Account is reduced to zero.

If the Annuitant dies before your Account is reduced to zero, no Benefit Amounts will be paid. The Contract does not have any cash value, surrender value, or provide a death benefit. Even if the Annuitant begins to receive Benefit Amounts, the Annuitant may die before receiving an amount equal to or greater than the amount you have paid in Fees.

The owner will pay fees regardless of whether they receive any Benefit Amounts.

Fees accrue from the Issue Date, even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we pay any Benefit Amounts. If you choose never to take withdrawals, and/or if the Annuitant never receives any Benefit Amounts, you will not receive a refund of the Fees you have paid.

Your payment of your Contract’s Fee, fees to your Financial Firm, and other fees deducted from your Account before the Exercise Date may affect the Account’s value, potentially affecting the Income Amount and, as a result, Benefit Amounts provided under your Contract.

In addition to your Contract’s Fee and the fee for the investment advisory services provided by your Financial Firm, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services (including custody and record keeping) (the “Other Account Fees”). Your Contract Fee, the fee for the investment advisory services provided by your Financial Firm, and Other Account Fees reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. Please consult with your Financial Firm regarding any Other Account Fees, and you should discuss with your Financial Firm how such Other Account Fees should be paid. Also see, “Fixed Contingent Deferred Annuity Contract - Overview” and “Fees.”

Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant. A change in the ownership designation of the Account could result in the original Contract owner losing the Contract as a part of a divorce decree.

A downgrade in our financial strength rating would likely reduce the amount of business we are able to write and could materially adversely impact our competitive position.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. Our financial strength rating is subject to periodic review by, and may be revised

The Income Amount is determined by applying the guaranteed income percentage of 5% to the then current Income Base. You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount you do not take in an Income Year remains in your Account and does not increase the Income Amount in subsequent Income Years. The Income Amount is the guaranteed amount you may withdraw in each Income Year without reducing future benefits. The initial Income Amount is determined on the Exercise Date.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal. Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal. An Excess Withdrawal that reduces your Account’s value to zero results in termination of your Contract.

Excess Withdrawals can happen at any time. Any Excess Withdrawal will proportionally reduce your guaranteed income amount. During the Vesting Period, any withdrawal is considered an Excess Withdrawal. The amount of the reduction is calculated by dividing the amount of the Excess Withdrawal by the remaining Account value immediately following such withdrawal. After the Vesting Period, an Excess Withdrawal is any withdrawal greater than the Income Amount (i.e. Excess Withdrawal / remaining Account value). The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value after such total withdrawal). Examples of Excess Withdrawals are reflected in the hypotheticals under “Fixed Contingent Deferred Annuity Contract – Examples.”

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date. The smaller the Account’s value is relative to the Income Base with respect to an Excess Withdrawal, the greater impact on the Income Base such Excess Withdrawal will have. This is because the Excess Withdrawal will be a higher proportion of your Account’s value. See Hypothetical #5 below for an example showing the impact of an Excess Withdrawal.

Required Minimum Distributions

During an Income Year, with respect to a Contract issued to an entity established as an IRA or Roth IRA, you may withdraw from your Account an amount necessary to avoid a penalty under the Code’s provisions regarding required minimum distributions (generally distributions required to be taken from certain IRAs starting at age 72 (or 70-1/2 if you reached age 70-1/2 before January 1, 2020)). The amount you withdraw may exceed your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of your Account.

Eligible Contributions

Contributions into your Account after the Issue Date may increase your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period.

Contributions that become Eligible Contributions before the Exercise Date increase your initial Income Base as calculated on the Exercise Date, and, as a result, your initial Income Amount (see the Income Base section, above). Eligible Contributions increase your Income Base dollar-for-dollar and thereby increase the Income Amount by 5% of the value of such Eligible Contributions. See Hypothetical #6 below.

Contribution Limit

We may limit the total value of your Eligible Contributions. The limit is determined to be your Account’s value on the Issue Date plus the value of all Eligible Contributions. The limit is $10,000,000.00.

Current Federal income Taxes	1,562	3,270	(1,708)
Net Deferred Tax Liability	0	1,705	(1,705)
Unearned Investment Income	0	65	(65)
Remittances and Items not allocated	0	6	(6)
Asset Valuation Reserve	529	2,099	(1,570)
Payable to parent subsidiaries and affiliates	0	2,266	(2,266)
Aggregate write in for liabilities	2,589	3,345	(756)

Total liabilities	38,754	257,335	(218,591)

Common Capital Stock	2,500	2,500	0
Gross Paid in and Contributed Surplus	16,568	4,951	11,617
Unassigned funds	1,126	86,650	(86,524)

Surplus	17,694	91,601	(73,907)
Capital and Surplus	20,194	94,101	(73,907)

Liabilities, Capital and Surplus	$58,948	$351,436	$(292,488)

Assets

At December 31, 2019, we had total net admitted assets of $58.9 million compared to total net admitted assets at December 31, 2018 of $351.4 million, a decrease of $292.5 million. This decrease was largely due to the reinsurance of Merit’s legacy book of business in connection with the purchase of Merit by Brickell.

Invested Assets

Invested assets decreased by $292.2 million as of December 31, 2019, due to a pre-sale dividend of $140.0 million to Springleaf Finance Corporation paid in 2019 and the transfer of cash and invested assets of $136.4 million to Triton Insurance Company (“Triton”) and American Health and Life Insurance Company (“AHL”) for reinsurance premium on a pool of accident and health and life reserves that were insured directly by Merit in 2018. Such reinsurance was negotiated by Springleaf Finance Corporation as a condition of the sale of Merit. Merit expects to commence accepting applications for the Contracts in 2021 and believes that this will generate positive cash flow for its operations.

Investment Income Due and Accrued

Investment income due and accrued decreased by $2.0 million as of December 31, 2019, resulting from a significantly lower base of investable assets in the second half of 2019, the result of the two transactions more fully described under the caption “Invested Assets”.

Deferred Tax Asset

The deferred tax assets (net of valuation allowance) was $0.2 million at December 31, 2019 compared to a deferred tax liability balance of $1.7 million at December 31, 2018.

Liabilities

Aggregate Reserve for Life Contracts and Life Contract Claims

The $63.9 million reduction in these two liability accounts at December 31, 2019 is primarily due to the reinsurance ceded to Triton and AHL in connection with the acquisition of Merit by Brickell. Such amounts ceded aggregated $33.1 million. The balance of the decrease is related to paid claims activity occurring in 2019.

Aggregate Reserve for Accident and Health Contracts and Accident and Health Contract Claims

Miscellaneous Income	(68)	0	(68)
Total	(14,797)	(6,309)	(8,488)
Benefits Paid	11,901	45,794	(33,893)
Operating Expenses	(89)	(16,144)	(16,055)
Federal Income Taxes Paid	13,354	14,323	(2,211)

Net Cash from Operations	(39,963)	(50,272)	10,309
Proceeds from Investments	173,079	130,618	42,461
Cost of Investments	1,562	36,589	(35,027)
Capital and paid in Surplus	2,502	0	(2,502)
Dividends to Stockholders	140,000	36,500	(103,500)
Other, Net	(4,824)	(5,874)	1,050

Net Change in Cash and Short-Term Investments	($10,767)	$1,383	($12,150)

Cash Flows

Operating cash flows improved by $10.3 million for the 2019 year as compared to 2018, due primarily to lower benefits paid offset by less investment income received. Net cash from investments improved by $77.5 million for the 2019 year as compared to 2018. This decrease was due primarily to less benefit payments.

Cash from Financing and Miscellaneous decreased $100.0 million in 2019 as compared to 2018 primarily as a result of an increase in dividends returned to owners of $103.5 million, offset by an $2.5 million contribution to the capital of Merit in 2019. Substantially all the capital contributed to Merit was made on December 31, 2019 by Brickell, its new owner.

Liquidity

Merit expects to be writing annuity business by the second quarter of 2021, at which point it expects that the premium and fee cash flows will largely offset it production expenses. Merit also maintains sufficient operating cash to provide for expenses while it begins its underwriting.

As part of the Form A approval process with the Texas Insurance Department, Brickell agreed to not request any dividends from Merit for a period of three years. During 2019, the prior owners withdrew extraordinary dividends of $140.0 million with the prior approval of the Texas Insurance Department as noted above.

Financial Position as of and for the Periods ended September 30, 2020 and September 30, 2019

Merit’s financial position at September 30, 2020 and 2019 is as follows ($000s):

Admitted Assets (Unaudited)	September 30, 2020	September 30, 2019	Change
Investments
Bonds, at amortized cost	$53,264	$44,677	$8,587
Common stocks	1,883	496	1,387
Cash and short- term investments	2,509	1,502	1,007
Other invested assets	534	—	534

Total cash and investments	$58,190	$46,675	$11,515
Investment income due and accrued	433	391	42
Current federal and foreign income tax recoverable	—	6,063	(6,063)
Deferred tax asset, net	157		-157
Guaranty funds receivable or on deposit	455	500	(45)
Receivables from parent	687	—	687
Aggregate write ins for other than invested assets	101	124	(23)

Total Assets	$60,023	$53,753	$6,270

Liabilities, Surplus and Other Funds
Aggregate reserve for life contracts	$26,136	$33,303	$(7,167)
Life Contract claims	4,703	—	4,703
Other reinsurance payable	619	611	8
Interest maintenance reserve	102	153	(51)
General expenses due and accrued	491	—	491
Taxes licenses and fees due and accrued	97	124	(27)
Net deferred tax liability	—	6,169	(6,169)
Unearned investment income	—	175	(175)
Asset valuation reserve	435	324	111
Payable to parent and affiliates	12	30	(18)
Aggregate write in for liabilities	2,406	2,322	84

Total liabilities	35,001	43,211	(8,210)

Common capital stock	2,500	2,500	—
Gross paid in and contributed surplus	26,984	4,951	22,033
Unassigned funds	(4,462)	3,091	(7,553)

Surplus	22,522	8,042	14,480
Capital and surplus	25,022	10,542	14,480

Total liabilities, capital and surplus	$60,023	$53,753	$6,270

Assets

Invested Assets

The invested assets increased by $11.5 million at September 30, 2020 as compared to September 30, 2019 predominately due to capital contributions of approximately $10.2 million made by Brickell Insurance Holdings LLC (BIH) during 2020. The Company expects to commence underwriting operations in the second quarter of 2021 and believes that the commencement of underwriting operations will generate cash flow for its operations.

Receivable from Parent

On November 10, 2020 BIH made a $350 thousand capital contribution to the Company, which was accrued as a receivable at September 30, 2020 and disclosed as a recognized subsequent event in the Company’s statutory financial statements. The remaining intercompany balance is for shared service activities in the normal course of business.

Liabilities

Aggregate Reserve for Life Contracts and Life Contract Claims

There was a $2.5 million reduction in these two liability accounts at September 30, 2020 as compared to September 30, 2019. Merit retained a small amount of these reserves on the acquired balance sheet. The decrease is primarily due to the run-off of the closed blocks of annuities.

General Expenses Due and Accrued Merit is in the process of setting up operations, as a result general and administrative expenses have increased compared to 2019. The increase in the liability corresponds to the increase in these expenses as well as the timing of the payments.

Results of Operations

Merit’s operating results were as follows ($000s):

	Nine Months Ended September 30, Unaudited
	2020	2019	Change
Premiums	$—	$(179,250)	$179,250
Net investment income	1,225	5,651	(4,436)
Other income	9	131	(122)
Commission and expense allowances on reinsurance ceded	—	11,764	(11,764)
Commission and general insurance expenses	3,885	(14,496)	(18,381)
Operating deductions	509	(183,941)	184,450

Net (loss) gain from operations	(3,160)	$36,743	$(39,903)
Taxes	—	6,645	(6,645)

Net (loss) gain from operations before realized capital losses	(3,160)	30,098	(33,258)
Realized capital (losses) gains	(1,971)	323	(2,294)

Net (loss) income	$($5,131)	$30,421	$(35,552)

Negative premium as of September 30, 2019 is primarily due to the reinsurance cession of loss reserves to AHL and Triton. Merit entered into the reinsurance transaction on April 1, 2019. Premiums ceded as a result of the transaction were $176.9 million. In the aggregate the transaction impacted the following accounts and amounts in the statements of operations:

Line	Increase (Decrease)
Premiums	($176.9) million
Change in Reserves	($176.9) million
Interest Maintenance Reserve	$14.6 million
Commissions and expense allowances	$11.8 million
Net Effect on Operations (increase)	$26.4 million

During both periods the Company was in run-off. As noted above, Merit expects to commence underwriting operations in the second quarter of 2021.

Investment income was reduced by $4.4 million year over year, as the cash flow impact of the reinsurance cession reduced the amount of investable assets (the initial reinsurance transaction was completed on April 1, 2019).

General Insurance Expense allowances increased year over year due to Merit initiating its new business plan and building its operations. In 2019, aside from transactions with affiliates the company was in run-off, and expenses charged to the business were not significant.

Merit’s operating results for the quarter ended September 30, 2020 as compared to the quarter ended September 30, 2019, were as follows ($000s):

	Three Months Ended,
	Unaudited	Unaudited
	September 30, 2020	September 30, 2019	Change
Premiums	$—	$—	$—
Net investment income	413	1,007	(594)
Other income	4	44	(40)
Commission and expense allowances on reinsurance ceded	—	1,584	(1,584)
Commission and general insurance expenses	1,272	37	1,235
Operating deductions	46	447	(401)

Net (loss) gain from operations	(901)	2,151	(3,052)
Taxes		396	396

Net loss from operations before realized capital losses	(901)	1,755	(2,656)
Realized capital losses	—	—	—

Net (loss) income	$(901)	$1,755	$(2,656)

Consistent with the year over year reduction in investment income, the three-period ended September 30, 2020 was reduced by $594 thousand due to the reduction in investable assets from the reinsurance cession noted above.

General Insurance Expenses increased for the quarter ended September 30, 2020 as compared to the quarter ended September 30, 2019. Due to the implementation of the Merit business plan and build out of its operations, the Company continues to incur general & administrative expenses.

Cash Flow and Liquidity

Merit’s cash flow for the nine-months ended September 30, 2020 and 2019 were as follows ($000s):

	Nine Months Ended September 30,
	Unaudited 2020	Unaudited 2019	Change
Premiums received	$—	$(22,300)	$22,300
Net investment income received	1,245	7,174	(5,929)
Miscellaneous income	—	(52)	52
Total	1,245	(15,178)	16,423
Benefits paid	2,916	10,803	(7,887)
Operating expenses	3,396	210	3,606
Dividends to policyholders	—	12	(12)
Federal income taxes paid	1,781	15,206	(13,425)

Net cash used in operations	(3,464)	(40,989)	34,141
Proceeds from investments	7,827	169,625	(161,798)
Cost of investments	15,879	1,566	14,313
Capital and paid in surplus	9,804	—	9,804
Decrease in policy loans	—	955	(955)
Dividends to stockholders	—	140,000	(140,000)
Other, Net	1,632	(3,262)	4,894

Net change in cash and short-term investments	$(3,464)	$(15,237)	$11,773

Cash Flows

Operating cash flows improved by $11.8 for the year to date period ended September 30, 2020 as compared to the same period in the prior year.

Net cash proceeds from investments decreased by $161.8 million year to date September 30, 2020 as compared to the prior year. In 2019 investment proceeds were predominately due to the transfer of cash and invested assets of $136.4 million to AHL and Triton for reinsurance premium as noted above. Such reinsurance was negotiated by Springleaf Finance Corp. as a condition of the sale of Merit. The Company expects to commence accepting applications for the Contracts in the second quarter of 2021 and believes that this will generate cash flow for its operations.

contingent income stream which will be provided in the event that the Account is reduced to zero during the life of the purchaser through covered distributions.

Potential purchasers may also elect not to purchase a Contract to protect their Account from future depletion. In such event, the potential purchaser will not be restricted to maintain the Account with a Financial Firm with which we have a relationship and will not be subject to the target portfolio investment guidelines applicable to an account protected by a Contract. However, if a potential purchaser does not elect to purchase a Contract, the potential purchaser would not be entitled to any Benefit Amounts which would have been payable under a Contract in the event that the potential purchaser’s Account is reduced to zero.

Employees

The current number of employees is 9.

Legal Proceedings

We are not a party to any material current or pending legal proceedings.

Administrative Platform

We have developed a proprietary platform – the Merit Operating Platform System (“MOPS”) - to support the administration of the Contracts. The MOPS platform allows us to connect with the operating platforms of the Financial Firms with which we partner in order to facilitate the exchange of information needed to support the Contracts. The MOPS platform is cloud-based and resides in a shielded environment that is encrypted to meet mandated security requirements. MOPS has been designed to support the life cycle of the Contracts, from the application process through the payment of Contract benefits. MOPS will also provide all relevant information regarding the status of each purchaser’s Contract back to the Financial Firms for inclusion in the statements and reports that the Financial Firms provide their clients. In addition to providing a positive client experience, MOPS is intended to allow us to obtain and prepare all information necessary for reporting purposes.

Changes in and Disagreements with Accountants

BKD, LLP had been engaged by the Company to act as auditors following the acquisition of the Company by Brickell on December 31, 2019. PriceWaterhouseCoopers LLP had previously served as the Company’s auditors prior to the acquisition by Brickell. Beginning with the audit for fiscal year 2020, the Company has engaged Grant Thornton, LLP to act as auditors of the Company.

Regulation

Our business is subject to a number of federal and state laws and regulations. Our operations as a life insurance company are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance businesses, and we are regulated by the insurance departments of the states in which we sell insurance policies. The National Association of Insurance Commissioners (NAIC) assists the various state insurance regulators in the development, review and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

We are licensed to transact business in all states and jurisdictions in which we conduct an insurance business. We are a Texas-domiciled life insurance company licensed to transact business in 45 states (other than Alaska, Vermont, New Hampshire, Massachusetts, and New York) as well as the US Virgin Islands and the District of Columbia. We intend to pursue licenses in all states in which we are not licensed. We are not licensed to transact business in Puerto employees as of the date hereof. As none of the employees of the Company in 2019 remain with the Company today, and the business of the Company has shifted to focus on the offering of the Contracts, we believe that the following information is most relevant to potential purchasers of the Contracts. Further, the Company has attempted to secure the executive compensation information applicable to prior years from the Company’s prior owner, however has been unable to obtain such information. Because securing this information would involve unreasonable effort or expense, and prior year’s executive compensation information, if any, is held by a party that is not affiliated with the Company, the Company has excluded this information in reliance upon Rule 409.

Top 5 Most Highly Compensated Employees

Name	Age	Title	2020 Salary	Term
Robert O’Donnell	52	President & CEO	$350,000	3 Years
Graham Stebbins	31	Sales Manager	$150,000	At Will
Lori Pitta	59	Chief Financial Officer and Treasurer	$215,000	At Will
N. David Kuperstock	69	COO & Regulatory Product Manager	$100,000	At Will
Guillermo Herrera	56	Key Accounts Manager	$97,500	At Will

Merit has entered into an employment contract with Mr. Robert O’Donnell, Chief Executive Officer. In addition, it is currently contemplated that Brickell will form an intermediate holding company (“Merit Holdings”) for Merit and that an entity in which Mr. O’Donnell currently owns an interest will be merged into Merit Holdings. As part of that transaction, it is currently contemplated that Mr. O’Donnell will become a party to a limited liability company agreement which will detail a vesting schedule of his membership interests in Merit Holdings. By virtue of his membership interests in Merit Holdings Mr. O’Donnell will be partial owner of Merit, as Merit Holdings will own 100% of the outstanding capital stock of Merit.

Mr. O’Donnell is expected to initially own 8.5% of Merit Holdings, with the potential to receive further membership interests up to 27.5%, as follows:

•	An additional 1.0% on the date that is one (1) year from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is two (2) years from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is three (3) years from the date of the execution of the LLC Agreement; and

•	An additional 5.0% on the Unreturned Preferred Capital Investment (as such term is defined in the LLC Agreement) of 777 Partners LLC being reduced to zero (0).

In addition, Mr. O’Donnell is expected to be eligible to receive additional management incentives, subject to his Employment Agreement with Merit Holdings being in full force and effect, as follows:

•	An additional 1.5% if Merit is protecting $10.0 billion of assets and has generated $27.0 million of total net profit within three (3) years;

•

An additional 3.0% (or 1.5% in the event that the foregoing 1.5% was previously granted) if Merit is protecting $22.0 billion of assets and has generated $62.0 million of total net profit within five (5) years;

•

An addition 4.5% (or 1.5% in the event the foregoing cumulative 3.0% was previously granted) if Merit is protecting $33.0 billion of assets and has generated $140.0 million of total net profits within seven (7) years;

•

An additional 6.0% (or 1.5% in the event the foregoing cumulative 4.5% was previously granted) if Merit is protecting $50.0 billion in assets and has generated $140.0 million of total net profit within seven (7) years; or

•

An additional 11% (or 5.0% in the event that the foregoing cumulative 6.0% was previously granted) if Merit is protecting $65.0 billion of assets and has generated $180.0 million of total net profit within seven (7) years.

In the case of each of the Management Incentives, fifty percent (50%) of each equity grant in accordance therewith is expected to vest immediately upon reaching the applicable assets and Net Profits thresholds and the remaining fifty percent (50%) is expected to vest on the date that is one (1) year after the date such thresholds are reached provided that the Company has maintained such thresholds throughout the period up to and including such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(1) Title Of Class	(2) Name And Address Of Beneficial Owner		(3) Amount And Nature Of Beneficial Ownership	(4) Percent Of Class
Common Stock	Merit Life Insurance Holdings LLC	*	Direct	100	%*

*

MTCP Capital LLC (“MTCP”) holds 100% of the voting interest of Brickell. Steven W. Pasko holds 100% of the voting interest of MTCP, therefore, Steven W. Pasko holds the ultimate majority voting and investment control of Merit.

RELATED PARTY TRANSACTIONS

On February 6, 2020, 777 entered into a Capital Maintenance Agreement with Merit, the purpose of which is to ensure Company Action Level Risk Based Capital of 350%. 777 owns 37.5 percent of Brickell. The amount that 777 may need to provide pursuant to this agreement is dependent on all of the factors that may affect the capital level of Merit, including business volume, interest rates, the investment performance of the Accounts of purchasers of Contracts, the investment performance of the general account of Merit, and others. It is possible that 777 may never have to contribute capital pursuant to this agreement if Merit is otherwise able to maintain the noted level of Company Action Level Risk Based Capital.

The Company also has a services agreement with Brickell. We receive human resources, legal, compliance, accounting and administrative services and support pursuant to this agreement. We pay $35,000 each month for these services.

Our current policy is that any related party transactions, as defined under Item 404(a) of Regulation S-K, must be approved by our board of directors.

LEGAL MATTERS

The legality of the Contract will be passed upon for us by Locke Lord LLP, Chicago, Illinois.

EXPERTS

The December 31, 2019 and December 31, 2018 statutory financial statements included in this prospectus and the related statutory financial statement schedules included elsewhere in the registration statement have been audited by BKD, LLP, an independent registered public accounting firm. Such statutory financial statements and statutory financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Company prepares financial information in conformity with statutory accounting standards prescribed by the Texas Department of Insurance. Companies domiciled in the State of Texas prepare their statutory basis financial

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

1.	Organization, Nature of Operations and Significant Accounting Policies

Organization

Merit Life Insurance Co. (the Company), domiciled in Texas as of December 31, 2019 and Indiana as of December 31, 2018, is a wholly owned subsidiary of Brickell Insurance Holdings, LLC (Brickell) as of December 31, 2019. Brickell is 25% owned by MTCP Capital LLC (MTCP) and MTCP has 100% voting interest in Brickell. The remaining 75% non-voting interests in Brickell are equally owned by 777 Partners LLC and three Ireland-incorporated funds. Prior to December 31, 2019, the Company was wholly owned by Springleaf Finance Corporation (SFC), an indirect subsidiary of OneMain Holdings, Inc. (OMH).

Brickell, through its wholly owned subsidiaries, engages in reinsurance and life and property and casualty insurance businesses. The insurance company subsidiaries are 777 Re, Sutton National Insurance Company, and the Company.

Nature of Operations

The Company is licensed to write credit life, credit accident and health, and non-credit term insurance products that were previously sold through the consumer finance branch office network of OMH until 2017, when the Company ceased writing new business. As the current business runs off and is no longer offset by new business, policy cancellations result in negative premiums and commissions. Employees of OneMain General Services Corporation (OMGSC), an affiliate of SFC, provided all administrative services to the Company through December 31, 2019.

The Company is licensed in 46 states, the District of Columbia, and the U.S. Virgin Islands and expects to beginning selling a contingent deferred annuity product during 2021.

Use of Management Estimates

The Company makes estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

There are risks and uncertainties the Company may be exposed to, such as the following:

•	investment securities risks, such as interest rate, market and credit;

•	insurance claims that exceed our expectations or insurance losses that exceed our reserves;

•	changes in accounting standards, tax policies and practices and the application of such new standards, policies and practices; and,

•

changes in federal, state or local laws, regulations, or regulatory policies and practices that adversely affect our ability to conduct business or the manner in which we are permitted to conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry, our use of third party vendors, or changes in income tax laws or regulations.

You should rely only on the information contained in this prospectus. We have not, and the principal underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the principal underwriter is not, making an offer to sell these Contracts to any person in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.

The table of contents is located on the inside of the front cover of this prospectus.

MERIT LIFE INSURANCE CO.

PROSPECTUS

Until [                    ] all dealers effecting transactions in Merit Life Insurance Co. Contracts may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

10.3	Administrative Services Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019*

10.4	Administrative Services Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019*

10.5	Reinsurance Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019*

10.6	Reinsurance Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019*

10.7	Reinsurance Trust Agreement by and between American Health and Life Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019*

10.8	Reinsurance Trust Agreement by and between Triton Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019*

10.9	Capital Maintenance Agreement by and between 777 Partners LLC and Merit Life Insurance Co. dated as of February 6, 2020*

10.10	Intercompany Services Agreement by and between Merit Life Insurance Co. and Brickell Insurance Holdings LLC dated as of January 1, 2020*

10.11	Form of Operating Agreement with Wealth Management Firms*

10.12	NLT Annuity Administration Service Agreement

10.13	Master Services Agreement by and between RadialSpark, LLC and Clear Capital*

23.1	Consent of BKD LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained on Signature page)*

*	Incorporated by reference from the Pre-Effective Amendment No. 1 to Form S-1 filed with the SEC on October 2, 2020.
**	To be filed by amendment.
(a)

Financial Statement Schedules. The following financial statement schedules are filed as a part of this registration statement beginning on page F-1 of the prospectus: the statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of operations and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shelton, State of Connecticut, on November 18, 2020.

MERIT LIFE INSURANCE CO.

By:	/s/ Robert O’Donnell
Robert O’Donnell
President, Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gayle Levy his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert O’Donnell Robert O’Donnell	President, Chief Executive Officer, and Director (Principal Executive Officer)	November 18, 2020

/s/ Lori Pita Lori Pita	Chief Financial Officer (Principal Financial Officer)	November 18, 2020

/s/ Steven W. Pasko Steven W. Pasko	Director	November 18, 2020

/s/ Catherine Weatherford Catherine Weatherford	Director	November 18, 2020

/s/ Dan Gray Dan Gray	Director	November 18, 2020

/s/ Corwin Zass Corwin Zass	Director	November 18, 2020